ITEM 77C - Matters Submitted to a Vote of Security Holders
At a special meeting of shareholders held on March 16, 2012 shares were voted as follows on the proposals presented to the shareholders:

Approval of the Agreement and Plan of Reorganization by and among HighMark Funds, on behalf of HighMark Large Cap Value Fund and HighMark Value Momentum Fund, and HighMark Capital Management, Inc., which provides for the acquisition of the assets and obligations of HighMark Large Cap Value Fund in exchange for shares of HighMark Value Momentum Fund. A vote in favor of the Agreement and Plan of Reorganization will also constitute a vote in favor of the liquidation and dissolution of HighMark Large Cap Value Fund in connection with the reorganization.


HighMark Large Cap Value Fund

No. of Shares
Affirmative    3,863,580.405
Withhold          12,166.712
Abstain           96,990.207
Total          3,972,737.324